SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2007

Commission File Number 1-12356

DaimlerChrysler AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler AG and Subsidiaries (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.    Press release: DaimlerChrysler closes transaction on transfer of majority interest in Chrysler to Cerberus

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to raise prices and reduce sales incentives; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook of Chrysler in which we hold an equity interest, including the ability to successfully implement its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a stronger than originally expected decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of stricter emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

1

Press Information
Contact:
Thomas Fröhlich	Telephone +49(0)711/17-41361
Date
August 3, 2007

DaimlerChrysler closes transaction on transfer of majority interest in Chrysler to Cerberus

•         Dr. Dieter Zetsche, Chairman of the Board of Management of DaimlerChrysler AG and Head of Mercedes Car Group: “Today marks a new chapter in the history of our company.”

•         Extraordinary Shareholders’ Meeting to decide on change of name on October 4, 2007

Stuttgart - DaimlerChrysler (stock-exchange abbreviation DCX) today completed the closing for the transfer of a majority interest in the Chrysler Group and for the related financial services business in NAFTA to a subsidiary of Cerberus Capital Management, L.P., a private-equity company based in New York. A subsidiary of Cerberus takes over 80.1% in the Chrysler Holding LLC, while DaimlerChrysler retains a 19.9% interest, as announced in May 2007.

The effects on the financial statements of DaimlerChrysler will be explained on August 29, 2007.

Basically, the conditions of the transaction and the economic effects have not changed since the agreement was signed on May 14, 2007. Furthermore, DaimlerChrysler and Cerberus have agreed to support the financing of the majority takeover of Chrysler by Cerberus in light of highly volatile US loan markets. Both companies will subscribe $2 billion of second lien debt for Chrysler’s automotive business, to be drawn within 12 months. DaimlerChrysler’s portion will be $1.5 billion. The debt will be priced at market conditions. One year after the

DaimlerChrysler Communications, Stuttgart (Germany), Auburn Hills (USA)

closing, DaimlerChrysler has the right to sell this loan in the credit market. The maturity of this loan is 7 years.

DaimlerChrysler’s financing support is a strong sign of its overall determination to make sure that, under the majority of Cerberus, Chrysler has a good start as a successful stand-alone car company.

As of today, the Board of Management of DaimlerChrysler AG is reduced to six members: Tom LaSorda, Eric Ridenour and Tom Sidlik are no longer members. Within the Board of Management, Bodo Uebber additionally assumes responsibility for procurement.

Due to the new corporate structure, DaimlerChrysler AG is to be renamed as Daimler AG. The shareholders are to decide on this change at an Extraordinary Shareholders’ Meeting in Berlin on October 4, 2007.

Dr. Dieter Zetsche, Chairman of the Board of Management of DaimlerChrysler AG and Head of the Mercedes Car Group: “Today marks a new chapter in the history of our company. Based on the clearly defined strategies in our Mercedes Car Group, Truck Group, Financial Services business divisions and for vans and buses, and our company’s healthy balance sheet, we have every reason to move confidently into the future.”

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to raise prices and reduce sales incentives; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook of Chrysler in which we hold an equity interest, including the ability to successfully implement its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a stronger than originally expected decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of stricter emission regulations; effective implementation of cost reduction and efficiency

2

optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Further information on DaimlerChrysler is available on the Internet at http://media.daimlerchrysler.com.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa. Robert Köthner
Name	Robert Köthner
Title	Vice President
Chief Accounting Officer

By:	/s/ i.V. Silvia Nierbauer
Name	Silvia Nierbauer
Title	Director

Date: August 3, 2007